UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2012, as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 30, 2013 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1. In this document, “PEMEX” refers to Petróleos Mexicanos, to Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (which we refer to collectively as the subsidiary entities), and to the subsidiary companies listed in Note 3(a) to the 2012 audited consolidated financial statements included in the Form 20-F. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated January 22, 2013, relating to its U.S. $32,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On July 5, 2013, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 13.0440 = U.S. $1.00.

Additional Risk Factor

Recent federal court decisions in New York create uncertainty regarding the meaning of ranking provisions and could potentially reduce or hinder the ability of issuers such as Petróleos Mexicanos to restructure their debt.

Petróleos Mexicanos is a decentralized public entity of the Mexican Government that cannot be subject to a bankruptcy proceeding under the Ley de Concursos Mercantiles (Commercial Bankruptcy Law of Mexico) because it is inapplicable to this kind of governmental entity. Accordingly, to the extent not regulated otherwise as a result of specific legislative action in Mexico (including legislative action approving its dissolution and liquidation), any future debt restructuring of Petróleos Mexicanos will require the consent of creditors based on the consent provisions of its financing instruments.

In ongoing litigation in federal courts in New York captioned NML Capital, Ltd. v. Republic of Argentina, the U.S. Court of Appeals for the Second Circuit has ruled that the ranking clause in bonds issued by Argentina prevents Argentina from making payments on bonds unless it makes pro rata payments on defaulted debt that ranks pari passu with the performing bonds. The judgment has been appealed by Argentina.

Depending on the scope of the final decision, a requirement of ratable payments could potentially hinder or impede future debt restructurings and distressed debt management conducted based upon the initiative of a debtor, unless debtors such as Petróleos Mexicanos obtain the requisite creditor consents, including pursuant to any applicable collective action clauses contained in their notes. See “Description of Notes—Modification and Waiver” in the offering circular, dated January 22, 2013. Petróleos Mexicanos cannot predict whether or in what manner the courts will resolve this dispute or how any such judgment will be applied or implemented.

Selected Financial Data

The selected financial data as of December 31, 2012 and March 31, 2013 and for the three-month periods ended March 31, 2012 and 2013 have been derived from the unaudited condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” (IAS 34).

In this report we include selected financial data from our statement of financial position as of March 31, 2013 and from our statement of comprehensive income and our statement of cash flows for the three month period ended March 31, 2013. In addition, we include selected financial data from our statements of financial position as of December 31, 2012, as well as the statement of comprehensive income and the statement of cash flows for the three-month period ended March 31, 2012 for comparison purposes.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended(1)
	December 31, 2012	March 31,
		2012	2013
	(millions of pesos, except ratios)
Statement of Comprehensive Income Data
Net sales	n.a.	411,325	396,254
Operating income	n.a.	251,086	201,517
Finance cost—net	n.a.	(8,648)	(14,071)
Net income (loss) for the period	n.a.	40,397	(4,388)
Comprehensive result for the period	n.a.	31,821	(8,027)
Statement of Financial Position Data (end of period)
Cash and cash equivalents	119,235	n.a.	111,036
Total assets	2,024,183	n.a.	2,034,847
Long-term debt	672,618	n.a.	665,980
Total long-term liabilities	2,059,445	n.a.	2,070,854
Total equity	(271,066)	n.a.	(279,093)
Statement of Cash Flows
Depreciation and amortization	n.a.	33,436	36,639
Acquisition of fixed assets(2)	n.a.	37,148	47,622
Other Financial Data
Ratio of earnings to fixed charges(3)	1.14	3.91	0.90

Note:	n.a. = Not applicable.
(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 3(a) to the unaudited condensed consolidated interim financial statements included herein.
(2)	Includes capitalized finance cost. See Note 3(q) to the unaudited condensed consolidated interim financial statements included herein.
(3)	Earnings, for this purpose, consist of pre-tax income (loss) from continuing operations before income from equity investees, plus fixed charges, minus interest capitalized during the period, plus the amortization of capitalized interest during the period and plus dividends received on equity investments. Pre-tax income (loss) is calculated after the deduction of hydrocarbon duties, but before the deduction of the hydrocarbon income tax and other income taxes. Fixed charges for this purpose consist of the sum of interest expense plus interest capitalized during the period. Fixed charges do not take into account exchange gain or loss attributable to our indebtedness.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX at March 31, 2013.

	At March 31, 2013(1)(2)
	(millions of pesos or U.S. dollars)
Long-term external debt	Ps.	528,481	U.S.$	42,776
Long-term domestic debt		137,499		11,129

Total long-term debt(3)		665,980		53,905

Certificates of Contribution “A”(4)		49,605		4,015
Mexican Government contributions to Petróleos Mexicanos		178,731		14,467
Legal reserve		978		79
Accumulated other comprehensive result		(386,927)		(31,318)
Accumulated losses from prior years		(117,091)		(9,478)
Net income for the period		(4,388)		(355)

Total equity		(279,092)		(22,590)

Total capitalization	Ps.	386,888	U.S.$	31,315

Note:	Numbers may not total due to rounding.
(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 12.3546 = U.S. $1.00 at March 31, 2013. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)	As of the date of this report, there has been no material change in the capitalization of PEMEX since March 31, 2013, except for our undertaking of new financings disclosed under “Liquidity and Capital Resources—Recent Financing Activities” in this report and in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities” in the Form 20-F.
(3)	Total long-term debt does not include short-term indebtedness of Ps. 86,558 million (U.S. $7,006 million) at March 31, 2013.
(4)	Equity instruments held by the Mexican Government.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the Three Months Ended March 31, 2013 Compared to the Three Months Ended March 31, 2012

General

The selected consolidated interim financial information set forth below is derived from our unaudited condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1. The principal changes to our accounting policies and the effects on our unaudited condensed consolidated interim financial statements are described in Note 3(s) to our unaudited condensed consolidated interim financial statements and in “Item 5—Operating and Financial Review and Prospects—Recently Issued Accounting Standards” of the Form 20-F.

	Three months ended March 31,(1)
	2012		2013(2)
	(millions of pesos or U.S. dollars)
Net Sales
Domestic	Ps.	203,558	Ps.	214,019	U.S.$	17,323
Export		206,092		180,000		14,569
Services income		1,675		2,236		181

Total sales		411,325		396,254		32,073
Costs of sales		187,999		203,842		16,499
General expenses		26,846		31,469		2,547
Other revenues—net(3)		54,606		40,574		3,284

Operating income		251,086		201,517		16,311
Finance cost—net		(8,648)		(14,071)		(1,139)
Exchange gain—net		44,381		32,577		2,636
Profit sharing in non-consolidated subsidiaries, affiliates and others		164		(238)		(19)

Income before taxes and duties		286,983		219,786		17,790
Taxes and duties		246,586		224,174		18,145

Net income (loss) for the period	Ps.	40,397	Ps.	(4,388)	U.S.$	(355)

Other comprehensive income (loss)—net		(8,576)		(3,639)		(295)

Net comprehensive income (loss) for the period	Ps.	31,821	Ps.	(8,027)	U.S.$	(650)

Note:	Numbers may not total due to rounding.
(1)	Unaudited.
(2)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 12.3546 = U.S. $1.00 at March 31, 2013. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
(3)	Includes the credit attributable to the Special Tax on Production and Services (which we refer to as the IEPS tax) in the first three months of 2012 and 2013, when the IEPS tax rate was negative.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Total Sales

Total sales decreased by 3.6% in the first three months of 2013, from Ps. 411.3 billion in the first three months of 2012 to Ps. 396.3 billion in the first three months of 2013. The decrease in total sales resulted primarily from a 12.7% decrease in export sales due to lower crude oil prices and sales volume, which was partially offset by a 5.1% increase in domestic sales, as described below.

Domestic Sales

Domestic sales increased by 5.1% in the first three months of 2013, from Ps. 203.6 billion in the first three months of 2012 to Ps. 214.0 billion in the first three months of 2013, primarily due to increases in the sales prices of gasoline, diesel and natural gas.

Domestic sales of petroleum products increased by 4.8% in the first three months of 2013, from Ps. 181.3 billion in the first three months of 2012 to Ps. 190.0 billion in the first three months of 2013, primarily due to increases in the sales prices of gasoline and diesel.

Domestic sales of dry natural gas increased by 24.2% in the first three months of 2013, from Ps. 12.0 billion in the first three months of 2012 to Ps. 14.9 billion in the first three months of 2013, primarily due to higher sales prices.

Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) decreased by 11.7%, from Ps. 10.3 billion in the first three months of 2012 to Ps. 9.1 billion in the first three months of 2013, primarily due to lower sales prices and volume of petrochemical products such as sulfur, polyethylene and vinyl chloride. In particular, the reference price and sales volume of polyethylene decreased due to lower domestic demand.

Export Sales

Total export sales (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the corresponding export sale was made) decreased by 12.7%, from Ps. 206.1 billion in the first three months of 2012 to Ps. 180.0 billion in the first three months of 2013, primarily due to a 6.3% decrease in the weighted average prices of export crude oil and a 2.5% decrease in export crude oil sales volume as a result of a decrease in the availability of crude oil for export due to higher domestic refining capacity and production.

Excluding the trading activities of P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI CIM), P.M.I. Trading, Ltd. and their affiliates (which, together with PMI CIM, we collectively refer to as the PMI Group), and Mex Gas International, Ltd. (which we refer to as MGAS), export sales by the subsidiary entities to the PMI Group and MGAS decreased by 11.9%, from Ps. 184.8 billion in the first three months of 2012 to Ps. 162.8 billion in the first three months of 2013. In U.S. dollar terms, excluding the trading activities of the PMI Group and MGAS, total export sales decreased by 9.2%, from U.S. $14.2 billion in the first three months of 2012 to U.S. $12.9 billion in the first three months of 2013, due to a decrease in export sales prices and volume.

Crude oil and condensate export sales accounted for 88.7% of export sales (excluding the trading activities of the PMI Group) in the first three months of 2013, as compared to 88.5% in the first three months of 2012. Crude oil and condensate export sales decreased in peso terms by 11.7%, from Ps. 163.6 billion in the first three months of 2012 to Ps. 144.4 billion in the first three months of 2013, primarily due to a 6.3% decrease in the weighted average export price of the Mexican crude oil basket, from U.S. $111.53 per barrel in the first three months of 2012 to U.S. $104.50 in the first three months of 2013. The volume of crude oil exports decreased by 2.5%, from 1,235 thousand barrels per day in the first three months of 2012 to 1,204 thousand barrels per day in the first three months of 2013, due to lower demand.

Export sales of petroleum products represented 11.1% of export sales (excluding the trading activities of the PMI Group) in the first three months of 2013, as compared to 13.2% in the first three months of 2012. Export sales of petroleum products decreased by 11.8%, from Ps. 20.4 billion in the first three months of 2012 to Ps. 18.0 billion in the first three months of 2013, primarily due to decreases in the average export prices of certain petroleum products, such as fuel oil and naphtha.

Petrochemical products accounted for the remainder of export sales (excluding the trading activities of the PMI Group) in the first three months of 2012 and 2013 (0.5% and 0.3%, respectively). Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 42.9%, from Ps. 0.7 billion in the first three months of 2012 to Ps. 0.4 billion in the first three months of 2013, due to a decrease in the sales volume and export prices of certain petrochemical products, such as sulfur, ammonia, butadiene and polyethylene, which was partially a result of a decrease in production in our ethylene plants due to scheduled maintenance.

Services Income

Services income increased by 29.4% in the first three months of 2013, from Ps. 1.7 billion in the first three months of 2012 to Ps. 2.2 billion in the first three months of 2013, mainly as a result of an increase in the amount of freight services provided to third parties by Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

Costs of Sales

Costs of sales increased by 8.4%, from Ps. 188.0 billion in the first three months of 2012 to Ps. 203.8 billion in the first three months of 2013. This increase was primarily due to: (i) an increase of Ps. 9.4 billion in operating expenses primarily as a result of a Ps. 6.6 billion increase in maintenance and auxiliary technical services related to crude oil production; (ii) an increase of Ps. 3.8 billion in the net cost of employee benefits for the period as a result of salary increases, the financial impact of an additional year of seniority for all employees and changes to the assumptions used in actuarial calculations; and (iii) a Ps. 8.9 billion increase in the valuation of our inventories as a result of the higher realizable value of our inventories for the period.

Total General Expenses

Total general expenses increased by 17.5%, from Ps. 26.8 billion in the first three months of 2012 to Ps. 31.5 billion in the first three months of 2013. This increase was primarily due to an increase in the net cost of employee benefits for the period, from Ps. 14.3 billion to Ps. 17.8 billion, as a result of salary increases, the financial impact of an additional year of seniority for all employees and changes to the assumptions used in actuarial calculations.

Other Revenues, Net

Other revenues, net, decreased by Ps. 14.0 billion, or 25.6%, from net revenues of Ps. 54.6 billion in the first three months of 2012 to net revenues of Ps. 40.6 billion in the first three months of 2013, primarily due to a lower IEPS tax credit, which totaled Ps. 34.5 billion in the first three months of 2013 as compared to Ps. 55.4 billion in the first three months of 2012. The lower IEPS tax credit was caused by a decrease in the difference between the retail price of gasoline and diesel and the production price in the first three months of 2013 as compared to the first three months of 2012.

Finance Cost, Net

Finance cost, net, reflects interest income (including gains and losses on certain derivative financial instruments) and interest expense. Our finance cost, net, increased by Ps. 5.5 billion, from Ps. 8.6 billion in the first three months of 2012 to Ps. 14.1 billion in the first three months of 2013. The increase was primarily due to greater losses on derivative financial instruments that hedge different currencies against the U.S. dollar.

Exchange Gain, Net

A substantial portion of our indebtedness, 81.4% as of March 31, 2013, is denominated in U.S. dollars and other foreign currencies. Our exchange gain, net, decreased by Ps. 11.8 billion, from Ps. 44.4 billion in the first three months of 2012 to Ps. 32.6 billion in the first three months of 2013, mainly due to the lower appreciation of the Mexican peso against the U.S. dollar during the first three months of 2013 as compared to the first three months of 2012.

Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes paid decreased by 9.1%, from Ps. 246.6 billion in the first three months of 2012 to Ps. 224.2 billion in the first three months of 2013, largely due to a 6.3% decrease in the weighted average price of the Mexican crude oil basket, from U.S. $111.53 per barrel in the first three months of 2012 to U.S. $104.50 per barrel in the same period of 2013. Taxes and duties represented 56.6% of total sales in the first three months of 2013, as compared to 59.9% in the first three months of 2012, because our effective rate of taxes and duties decreases as oil prices decrease.

Net Income

In the first three months of 2013, we reported a net loss of Ps. 4.4 billion (U.S. $0.4 billion) on Ps. 396.3 billion in total sales, as compared to a net income of Ps. 40.4 billion (U.S. $3.3 billion) on Ps. 411.3 billion in total sales in the first three months of 2012. This decrease in net income is primarily explained by: (i) a decrease in our total sales, which resulted from lower export sales primarily due to lower crude oil prices and sales volume; (ii) an increase in the costs of sales, which was mainly due to increases in operating expenses and the net cost of employee benefits for the period, as well as variations in the valuation of our inventories; and (iii) a decrease in our income associated with exchange gain as a result of the lower appreciation the Mexican peso against the U.S. dollar during the first three months of 2013 as compared to the first three months of 2012.

Liquidity and Capital Resources

Cash Flows from Operating, Financing and Investing Activities

During the first three months of 2013, net funds provided by operating activities, totaled Ps. 49.2 billion, as compared to Ps. 24.9 billion in the first three months of 2012. Net loss totaled Ps. 4.4 billion in the first three months of 2013, as compared to net income of Ps. 40.4 billion in the first three months of 2012. During the first three months of 2013, we applied net cash flows of Ps. 8.1 billion to financing activities, as compared to net cash flows from financing activities of Ps. 8.0 billion in the first three months of 2012. During the first three months of 2013, we applied net funds of Ps. 47.6 billion to net investments in fixed assets, as compared to our application of net funds of Ps. 37.1 billion to net investments in fixed assets in the first three months of 2012.

At March 31, 2013, our cash and cash equivalents totaled Ps. 111.0 billion, as compared to Ps. 119.2 billion at December 31, 2012.

Recent Financing Activities

During the period from May 1 to June 30, 2013, Petróleos Mexicanos participated in the following financing activities:

•

On June 25, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 2,500,000,000 of Certificados Bursátiles due 2017 at a floating rate, which was a reopening of the securities originally issued on November 29, 2012. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

During the period from April 16 to June 30, 2013, P.M.I. Norteamérica, S.A. de C.V. and P.M.I. Holdings, B.V. participated in the following financing activities:

•	P.M.I. Holdings, B.V. obtained U.S. $1,136,000,000 from its revolving credit line and repaid U.S. $1,466,000,000.

•	On April 26, 2013, P.M.I. Norteamérica, S.A. de C.V. obtained a loan for U.S. $33,830,338 bearing interest at 3.8%, which matures on February 22, 2023.

•	On June 7, 2013, P.M.I. Norteamérica, S.A. de C.V. obtained a loan for U.S. $34,277,705 bearing interest at 3.8%, which matures on April 24, 2023.

Indebtedness

During the first three months of 2013, our total debt decreased by 4.4%, from Ps. 786.9 billion at December 31, 2012 to Ps. 752.5 billion at March 31, 2013, primarily due to a 5.3% appreciation of the Mexican peso against the U.S. dollar during this period, which caused a decrease in the peso value of the portion of our debt that is denominated in U.S. dollars. This decrease was partially offset by additional indebtedness during the first three months of 2013, which exceeded the costs related to amortization and debt payments during that period.

At March 31, 2013 and as of the date of this report, we were not in default on any of our financing agreements.

Business Overview

Production

Set forth below are selected summary operating data relating to PEMEX.

	Three months ended March 31,
	2012		2013
Operating Highlights
Production
Crude oil (tbpd)		2,540		2,544
Natural gas (mmcfpd)		6,380		6,463
Petroleum products (tbpd)		1,410		1,445
Petrochemicals (mt)(1)		2,853		2,769

Average crude oil exports (tbpd)(2)
Olmeca		208		144
Isthmus		84		97
Maya		943		962

Total		1,235		1,204

Value of crude oil exports (value in millions of U.S. dollars)(2)	U.S. $	12,497	U.S. $	12,239

Average PEMEX crude oil export prices per barrel(3)
Olmeca	U.S. $	117.75	U.S. $	112.85
Isthmus		117.01		110.33
Maya		109.27		101.73
Weighted average price(4)		111.22		103.76

West Texas Intermediate crude oil average price per barrel(5)	U.S. $	103.35	U.S. $	94.29

Notes:	Numbers may not total due to rounding.

tbpd = thousands of barrels per day

mmcfpd = millions of cubic feet per day

mt = thousands of tons

(1)	Includes ethane and sulfur from Pemex-Gas and Basic Petrochemicals.
(2)	The volume and value of crude oil exports reflects customary adjustments by the PMI Group to reflect the percentage of water in each shipment as of May 7, 2013.
(3)	Average price during period indicated based on billed amounts.
(4)	On June 28, 2013, the weighted average price of PEMEX’s crude oil export mix was U.S. $96.30 per barrel.
(5)	On June 28, 2013, the West Texas Intermediate crude oil spot price was U.S. $96.51 per barrel.

Source: Petróleos Mexicanos and the PMI Group.

Crude oil production increased by 0.2% in the first three months of 2013, from 2,540 thousand barrels per day in the first three months of 2012 to 2,544 thousand barrels per day in the first three months of 2013, primarily due to higher production of light crude oil, mainly in the Kuil field in the Southwestern Marine region. This increase was partially offset by:

•	lower production of extra-light crude oil due to an increase in the water to oil ratio in wells at the Delta de Grijalva project in the Southern region;

•	lower production of heavy crude oil at the Ku-Maloob-Zaap business unit in the Northeastern Marine region due to the programmed maintenance of the Ku-S production center; and

•	the continued natural decline in production of the fields in the Cantarell business unit in the Northeastern Marine region.

Natural gas production increased by 1.3% in the first three months of 2013, from 6,380 million cubic feet per day in the first three months of 2012 to 6,463 million cubic feet per day in the first three months of 2013. This increase was primarily the result of an increase in associated gas production at the Abkatún-Pol-Chuc and Litoral de Tabasco business units in the Southwestern Marine region, the Bellota-Jujo project in the Southern region and the Aceite Terciario del Golfo in the Northern region. This increase was partially offset by:

•	the programmed reduction in drilling activities; and

•	the natural decline in production of the fields at the Macuspana-Muspac business unit in the Southern region.

Production of petroleum products increased by 2.5% in the first three months of 2013, from 1,410 thousand barrels per day in the first three months of 2012 to 1,445 thousand barrels per day in the first three months of 2013. This increase was primarily due to higher production of gasoline, jet fuel, fuel oil and other products.

Petrochemicals production decreased by 2.9% in the first three months of 2013, from 2,853 thousand tons in the first three months of 2012 to 2,769 thousand tons in the first three months of 2013. This decrease was primarily due to a decline in production of:

•	methane derivatives due to a reduction in the demand for fertilizers;

•	ethane derivatives due to the maintenance of the vinyl chloride plant at the Pajaritos petrochemical complex; and

•	propylene chain and its derivatives, due to the shutdown of the acrylonitrile plant as a result of the limited availability of propylene.

This decrease was partially offset by:

•

an increase in production in the aromatics derivatives chain as a result of the normalization of operations at the plants that produce aromatics and the improved performance of these plants due to the incorporation of a continuous catalytic regeneration reactor; and

•	an increase in production of other petrochemicals, including amorphous gasoline and octane base gasoline, due to the normalization of operations related to the aromatics derivatives chain.

Collaboration Agreements

On May 3, 2013, Pemex-Exploration and Production entered into a five-year non-commercial collaboration agreement with Statoil, the Norwegian oil and gas company, to cooperate on technical and scientific matters.

On June 4, 2013, Petróleos Mexicanos and Xinxing Cathay International Group Co Ltd. amended the existing non-binding memorandum of understanding originally signed on April 8, 2013 to include collaborations relating to pipeline projects.

On June 4, 2013, Petróleos Mexicanos signed a non-binding framework cooperation agreement with the Export-Import Bank of China to explore financing opportunities, including export credit facilities for an aggregate amount of up to U.S. $1 billion. Funds provided by these export credit facilities may be used to charter or acquire vessels, offshore equipment and related products of Chinese origin.

Transportation and Distribution

On May 1, 2013, Petróleos Mexicanos and Hijos de J. Barreras, a Spanish shipyard, entered into a letter of intent that will allow Petróleos Mexicanos to obtain information and evaluate the purchase of this shipyard once the required authorizations are granted. The purpose of this acquisition is to transfer specialized shipbuilding technology to Mexico in order to continue to modernize our fleet.

Directors, Senior Management and Employees

Recent Appointments

On June 20, 2013, the President of Mexico appointed Mr. Manuel Sánchez Guzmán as Director General of Pemex-Petrochemicals. Mr. Sánchez Guzmán served as Acting Director General of Pemex-Petrochemicals since November 2012.

Legal Proceedings

Civil Actions

On December 12, 2012, Petróleos Mexicanos and Pemex-Refining filed a civil claim (1:12-cv-09070) before the United States District Court for the Southern District of New York against Siemens AG, Conproca S.A. de C.V. (CONPROCA) and SK Engineering & Construction Co. Ltd. (SK Engineering) for, among other things, conspiring to and engaging in a scheme to defraud Petróleos Mexicanos and Pemex-Refining in violation of the Racketeering Influenced and Corrupt Organizations Act (the RICO Act) in connection with the upgrade of the Cadereyta refinery. On May 8, 2013, Petróleos Mexicanos and Pemex-Refining filed an amended complaint naming only SK Engineering and Siemens AG as defendants. On May 24, 2013, SK Engineering and Siemens AG filed motions to dismiss this claim. As of the date of this report, a final resolution is still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

	March 31, 2013		December 31, 2012
ASSETS:
Current assets:
Cash and cash equivalents (Note 5)	Ps.	111,035,901	Ps.	119,234,891
Accounts, notes receivable and other—Net (Note 6)		155,411,785		133,009,511
Inventories—Net (Note 7)		44,313,887		56,847,570
Derivative financial instruments		5,461,252		9,050,153

Total current assets		316,222,825		318,142,125
Non-current assets:
Available-for-sale financial assets (Note 8)		15,476,984		15,771,259
Permanent investments in shares of non-consolidated companies, associates and others (Note 9)		15,181,576		17,251,595
Wells, pipelines, properties, plant and equipment—Net		1,671,811,308		1,658,734,085
Deferred taxes		839,534		1,935,997
Other assets—Net (Note 10)		15,314,896		12,347,835

Total non-current assets	Ps.	1,718,624,298	Ps.	1,706,040,771

Total assets	Ps.	2,034,847,123	Ps.	2,024,182,896

LIABILITIES:
Current liabilities:
Current portion of long-term debt (Note 11)	Ps.	86,557,762	Ps.	114,241,005
Suppliers		80,051,062		61,513,451
Accounts and accrued expenses payable		8,504,804		9,315,539
Derivative financial instruments		8,438,870		6,752,811
Taxes and duties payable		59,533,202		43,980,843

Total current liabilities		243,085,700		235,803,649
Long-term liabilities:
Long-term debt (Note 11)		665,980,080		672,617,595
Employee benefits		1,308,207,230		1,288,540,759
Provisions for sundry creditors (Note 12)		64,780,595		63,802,794
Other liabilities		5,508,991		6,346,034
Deferred taxes		26,377,035		28,137,915

Total long-term liabilities	Ps.	2,070,853,931	Ps.	2,059,445,097

Total liabilities	Ps.	2,313,939,631	Ps.	2,295,248,746

EQUITY (DEFICIT):
Certificates of Contribution “A”		49,604,835		49,604,835
Mexican Government contributions to Petróleos Mexicanos		178,730,591		178,730,591
Legal reserve		977,760		977,760
Accumulated other comprehensive result		(386,926,280)		(383,287,734)
Accumulated losses:
(Deficit) from prior years		(117,091,302)		(119,691,780)
Net profit (loss) for the period		(4,388,112)		2,600,478

Total equity	Ps.	(279,092,508)	Ps.	(271,065,850)

Total liabilities and equity	Ps.	2,034,847,123	Ps.	2,024,182,896

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

	2013		2012
Net sales:
Domestic	Ps.	214,018,544	Ps.	203,558,238
Export		179,999,660		206,091,921
Services income		2,235,976		1,675,315

		396,254,180		411,325,474
Cost of sales		203,842,126		187,999,410

Gross income		192,412,054		223,326,064
Other revenues—Net		40,573,731		54,605,732
General expenses:
Transportation and distribution expenses		7,583,443		6,525,240
Administrative expenses		23,885,051		20,320,508

Operating income		201,517,291		251,086,048
Finance cost—Net (Note 13)		(14,070,724)		(8,647,735)
Exchange gain—Net		32,577,339		44,380,982

		18,506,615		35,733,247
(Loss) profit sharing in non-consolidated companies, associates and others (Note 9)		(238,064)		163,815

Income before taxes, duties and other		219,785,842		286,983,110
Hydrocarbon extraction duties and others		221,978,477		244,517,279
Hydrocarbon income tax		1,323,364		1,214,515
Income tax		872,113		854,512

		224,173,954		246,586,306

Net (loss) income for the period	Ps.	(4,388,112)	Ps.	40,396,804

Other comprehensive results:
Available-for-sale financial assets	Ps.	270,941	Ps.	(4,564,334)
Currency translation effect		(3,909,487)		(4,011,123)

Total other comprehensive results—Net		(3,638,546)		(8,575,457)

Comprehensive result for the period	Ps.	(8,026,658)	Ps.	31,821,347

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND MARCH 31, 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

							Accumulated other comprehensive income (loss)
	Certificates of Contribution “A”		Mexican Government contributions to Petróleos Mexicanos		Legal reserve		Available-for-sale financial assets		Currency translation effect		Actuarial losses for employee benefits effect		(Accumulated losses)
													For the period		From prior years		Total equity
Balances as of January 1, 2012	Ps.	49,604,835	Ps.	178,730,591	Ps.	977,760	Ps.	3,872,160	Ps.	4,573,141	Ps.	(14,890,060)	Ps.	—	Ps.	(119,691,780)	Ps.	103,176,647
Comprehensive income (loss) for the period		—		—		—		(4,564,334)		(4,011,123)		—		40,396,804		—		31,821,347

Balances as of March 31, 2012	Ps.	49,604,835	Ps.	178,730,591	Ps.	977,760	Ps.	(692,174)	Ps.	562,018	Ps.	(14,890,060)	Ps.	40,396,804	Ps.	(119,691,780)	Ps.	134,997,994

Balances as of January 1, 2013	Ps.	49,604,835	Ps.	178,730,591	Ps.	977,760	Ps.	(6,253,714)	Ps.	2,734,899	Ps.	(379,768,919)	Ps.	—	Ps.	(117,091,302)	Ps.	(271,065,850)
Comprehensive income (loss) for the period		—		—		—		270,941		(3,909,487)		—		(4,388,112)		—		(8,026,658)

Balances as of March 31, 2013	Ps.	49,604,835	Ps.	178,730,591	Ps.	977,760	Ps.	(5,982,773)	Ps.	(1,174,588)	Ps.	(379,768,919)	Ps.	(4,388,112)	Ps.	(117,091,302)	Ps.	(279,092,508)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

	2013		2012
Operating activities:
Net (loss) income for the period	Ps.	(4,388,112)	Ps.	40,396,804
Depreciation and amortization		36,638,764		33,436,233
Unsuccessful wells		803,378		2,860,249
Disposal of properties, plant and equipment		60,717		311,917
Loss (profit) sharing in non-consolidated companies, associates and others		238,064		(163,815)
Effects of net present value of reserve for well abandonment		(318,177)		—
Amortization expenses related to debt issuance		—		(268,623)
Unrealized foreign exchange (gain)		(35,942,510)		(53,703,032)
Interest expense		8,671,876		8,582,036

		5,764,000		31,451,769
Funds provided by (used in) operating activities:
Derivative financial instruments		5,259,162		(3,627,496)
Accounts and notes receivable		(22,402,271)		(259,740)
Inventories		12,533,683		(5,463,471)
Other assets		(3,479,609)		(1,001,700)
Accounts payable and accrued expenses		(794,938)		(2,615,526)
Taxes paid		15,552,359		513,675
Suppliers		18,537,611		3,210,532
Provisions for sundry creditors and other liabilities		(676,613)		1,000,482
Employee benefits		19,666,471		2,223,509
Deferred taxes		(667,439)		(574,684)

Net cash flows from operating activities		49,292,416		24,857,350

Investing activities:
Acquisition of property, pipelines, plant and equipment		(47,622,025)		(37,147,820)
Exploration costs		(287,812)		(2,354,528)

Net cash flows from investing activities		(47,909,837)		(39,502,348)

Financing activities:
Loans obtained from financial institutions		87,014,143		83,411,332
Debt payments, principal only		(86,362,330)		(65,879,795)
Interest paid		(8,721,070)		(9,513,217)

Net cash flows from financing activities		(8,069,257)		8,018,320

Net (decrease) increase in cash and cash equivalents		(6,686,678)		(6,626,678)
Effects of change in cash value		(1,512,312)		105,085
Cash and cash equivalents at the beginning of the period		119,234,891		114,976,547

Cash and cash equivalents at the end of the period	Ps.	111,035,901	Ps.	108,454,954

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

NOTE 1—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United Mexican States (“Mexico”) were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized public entities of the Federal Government of Mexico (the “Mexican Government”) and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and its Subsidiary Entities (as defined below) are regulated mainly by the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States, or the “Mexican Constitution”), the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the “Regulatory Law”), and the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law) and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law), which establishes the Mexican Government will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities.

The Petróleos Mexicanos Law, which was published in the Diario Oficial de la Federación (Official Gazette of the Federation) on November 28, 2008, establishes that the four Subsidiary Entities will continue carrying out their activities in accordance with their objectives, fulfilling the commitments they have already assumed in Mexico and abroad.

On March 21, 2012, the President of Mexico issued the Decreto que tiene por objeto establecer la estructura, el funcionamiento y el control de los organismos subsidiarios de Petróleos Mexicanos (Decree to establish the structure, operation and control of the subsidiary entities of Petróleos Mexicanos, or the “Subsidiary Entities Decree”), which was published in the Official Gazette of the Federation and became effective as of the following day.

Under the Subsidiary Entities Decree:

•

Petróleos Mexicanos continues to have the authority to direct the central planning and strategic management of the Subsidiary Entities in accordance with the Petróleos Mexicanos Law, and to provide general corporate services of an administrative and technical nature, as requested by the Subsidiary Entities;

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

•	the Subsidiary Entities continue to undertake all activities related to technical and industrial operations that are strictly productive and commercial in nature, in accordance with their purpose;

•

the organization continues to allocate the duties to each Subsidiary Entity in accordance with the rationale of distributing core activities of a productive character as referred to in the Petróleos Mexicanos Law;

•

the activities related to petrochemical products, as opposed to basic petrochemicals, must be undertaken by the Subsidiary Entities, and such products will continue to be manufactured by Pemex- Petrochemicals (as defined below), notwithstanding undertakings by the private sector; and

•

the activities, operations or services required by the Subsidiary Entities for carrying out their respective objectives may be undertaken by companies owned by Petróleos Mexicanos, the Subsidiary Entities or both. With respect to any activities not reserved exclusively for the State, the Subsidiary Entities may enter into alliances or partnerships with third parties.

The Subsidiary Entities are decentralized public entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

•	Pemex-Exploración y Producción (“Pemex-Exploration and Production”);

•	Pemex-Refinación (“Pemex-Refining”);

•	Pemex-Gas y Petroquímica Básica (“Pemex-Gas and Basic Petrochemicals”); and

•	Pemex-Petroquímica (“Pemex-Petrochemicals”).

The principal objectives of the Subsidiary Entities are as follows:

I.	Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II.	Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

III.	Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas and artificial gas, derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets basic petrochemicals; and

IV.	Pemex-Petrochemicals processes industrial petrochemicals other than basic petrochemicals and stores, distributes and markets secondary petrochemicals.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

For purposes of these unaudited condensed consolidated interim financial statements, any capitalized name or term that is not defined herein will have the meaning attributed to it in the Regulatory Law or in the Petróleos Mexicanos Law.

In addition, on September 4, 2009, the Board of Directors of Petróleos Mexicanos (the “Board”) approved the Estatuto Orgánico (Organic Statute) of Petróleos Mexicanos, which became effective on September 25, 2009 and has since been modified on August 9, 2010, August 2, 2011, February 23, 2012 and March 27, 2013. On March 28, 2013, the Organic Statutes of each Subsidiary Entity was published in the Official Gazette of the Federation. These Organic Statutes establish the structure, organizational basis and functions of the administrative units of Petróleos Mexicanos and of each of the Subsidiary Entities, and also delineate the duties and internal regulations of their respective Boards of Directors.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities, whereas the Subsidiary Companies are companies that have been formed in accordance with the applicable laws of each of the respective jurisdictions in which they have been incorporated, and are managed as private corporations.

The “Subsidiary Companies” are defined as those companies which are not the Subsidiary Entities but in which Petróleos Mexicanos has more than a 50% ownership investment and/or effective control (see Note 3(a)).

“Non-consolidated companies and associates”, as used herein, means (i) those subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this note and (ii) those companies in which Petróleos Mexicanos has 50% or less ownership investment or does not have effective control (see Note 3(a)).

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX”.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

PEMEX’s address and its principal place of business is:

Av. Marina Nacional No. 329 Col. Petróleos Mexicanos Delegación Miguel Hidalgo México, D.F. 11311 México

NOTE 2—BASIS OF PREPARATION:

(a)	Statement of compliance

In January 2009, the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, or “CNBV”) amended its regulations in order to require Mexican issuers that disclose information through the Bolsa Mexicana de Valores (Mexican Stock Exchange), to adopt International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) beginning in 2012. In response to these requirements, PEMEX prepared its unaudited condensed consolidated interim financial statements as of and for the periods ended March 31, 2013 and 2012, in accordance with IAS 34 “Interim Financial Reporting”.

These unaudited condensed consolidated interim financial statements do not include all the information and disclosure required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2012. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations.

The accounting policies used in the preparation of these unaudited condensed consolidated interim financial statements under IFRS are consistent with those used in the preparation of PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2012.

(b)	Authorization

On May 24, 2013, these unaudited condensed consolidated interim financial statements under IFRS and the notes thereto were authorized for issuance by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Accounting, Fiscal and Financial Control and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

(c)	Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model or deemed cost basis. The principal items measured at fair value are derivative financial instruments and certain assets at the IFRS transition date. The principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits.

(d)	Functional and presentation currency

These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and presentation currency. All financial information has been rounded to the nearest thousand unless otherwise indicated. These unaudited condensed consolidated interim financial statements are presented in Mexican pesos due to the following:

(i)	the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

(ii)	PEMEX is an entity owned and regulated by the Mexican Government; accordingly, PEMEX’s budget is subject to legislative approval and is included in the Mexican annual budget, which is published in pesos;

(iii)	benefits to employees are approximately 56% of PEMEX’s total liabilities. The reserve maintained to meet these obligations is computed, denominated and payable in Mexican pesos; and

(iv)	cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the prices of several products are based on international U.S. dollar-indices, domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and recorded in Mexican pesos.

Mexico’s monetary policy regulator, the Banco de México (the Mexican central bank), requires that Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the legal currency in Mexico.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

(e)	Use of estimates

The preparation of these unaudited condensed consolidated interim financial statements requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited condensed consolidated interim financial statements, as well as the recorded amounts of income and expenses during the period.

Significant estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

Actual results could differ from those estimates and assumptions.

(f)	Terms definition

References in these unaudited condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S. $” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “£” refers to the legal currency of the United Kingdom, “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation, “Canadian dollars” or “CAD” refers to the legal currency of Canada and “Australian dollars” or “AUD” refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

Below is a summary of the significant accounting policies followed by PEMEX in the preparation of its unaudited condensed consolidated interim financial statements:

(a)	Consolidation

The unaudited condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are those controlled by PEMEX. Control exists when PEMEX has the power to govern the financial and operating policies of an entity in order to obtain benefits from its activities. The Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

The consolidated Subsidiary Entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”)(i); P.M.I. Trading, Ltd. (“PMI Trading”)(i); P.M.I. Holdings North America, Inc. (“PMI HNA”)(i); P.M.I. Holdings Petróleos España, S.L. (“PMI HPE”)(i); P.M.I. Holdings, B.V. (“PMI HBV”)(i); P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”)(i); Kot Insurance Company, AG (“KOT”); Integrated Trade Systems, Inc. (“ITS”); P.M.I. Marine, Ltd. (“PMI Mar”)(i); P.M.I. Services, B.V. (“PMI SHO”)(i); Pemex Internacional España, S.A. (“PMI SES”)(i); Pemex Services Europe, Ltd. (“PMI SUK”)(i); P.M.I. Services North America, Inc. (“PMI SUS”)(i); Mex Gas International, Ltd. (“MGAS”); and Pemex Finance, Ltd. (“FIN”).

(i)	Member company of the “PMI Group”.

The financial information of the Subsidiary Entities and Subsidiary Companies have been prepared based on the same period of PEMEX’s financial statements applying the same accounting policies.

Investments in associates and joint ventures

Investments in associates are those in which PEMEX has significant influence but not the power to control financial and operational decisions. It is assumed that there is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint ventures are those arrangements whereby two or more parties undertake an economic activity that is subject to joint control.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. The investment cost includes transaction costs.

The unaudited condensed consolidated interim financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX’s share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX’s investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and joint ventures.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Eliminated transactions in consolidation

All significant intercompany balances and transactions have been eliminated in the preparation of the unaudited condensed consolidated interim financial statements pursuant to IFRS 10, “Consolidated Financial Statements” (“IFRS 10”).

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Other investments

Investments in shares where PEMEX does not have control, joint control or significant influence are carried at fair value, unless there is not a quoted price in an active market and the fair value cannot be measured reliably, in which case they are carried at cost. The dividends of these companies are recognized as revenue when they are declared.

Non-controlling interests

The interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the condensed consolidated interim statements of changes in equity as “non-controlling interests”, and as net income and comprehensive income for the period, attributable to non-controlling interests, in the condensed consolidated interim statement of comprehensive income.

(b)	Foreign currency

Transactions in foreign currency

In accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”), transactions denominated in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions.

Translation of foreign currency

A foreign currency transaction shall be translated into a different reporting currency using the following procedures: (i) assets and liabilities for each statement of financial position presented shall be translated at the closing rate at the date of that statement of financial position; (ii) equity items, income and expenses for each statement of comprehensive income or separate income statement presented shall be translated at exchange rates at the relevant date of such transaction; and (iii) all resulting exchange differences shall be recognized in other comprehensive result.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Exchange differences arising from the settlement of monetary items or from translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive result, any exchange component of that gain or loss is recognized in other comprehensive result. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss.

(c)	Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available for sale financial assets; (iv) loans and receivables held to maturity; or (v) derivative financial instruments. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX’s financial instruments include cash and short-term deposits, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as derivatives.

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX’s documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in profit or loss as incurred.

Held-to-maturity financial instruments

Financial instruments that are intended to be and are capable of being held to maturity are classified as held to-maturity. Held-to-maturity financial instruments are recognized initially at fair value in addition to any directly attributable transaction costs. Subsequent to their initial recognition, held-to-maturity financial instruments are measured at amortized cost using the Effective Interest Rate method (“EIR method”), less any impairment losses.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Any sale or reclassification of a significant amount of held-to-maturity investments with long maturities would result in the reclassification of all held-to-maturity investments as available-for-sale, and would prevent PEMEX from classifying investment securities as held-to-maturity for the current financial year.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial instruments that are designated as available for-sale or are not classified in any of the previous categories. PEMEX’s investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as impairment losses and foreign exchange differences are recognized in other comprehensive result and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans and receivables held to maturity

After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the EIR method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of finance cost—net in the statement of comprehensive income.

Derivative financial instruments

Derivative financial instruments (“DFIs”) presented in the unaudited condensed consolidated statement of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded in the statement of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives found in its contracts, including, among others, its procurement contracts, construction contracts and other commitments. Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Impairment of financial assets

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

(d)	Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, demand deposits, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX’s short-term commitments.

With respect to the statement of cash flows, the cash and cash equivalents line item consists of the cash and cash equivalents described above, net of bank overdrafts pending payment.

Cash subject to restrictions that cannot be exchanged or used to settle a liability within twelve months is not considered part of this line item and is presented in non-current assets.

(e)	Accounts, notes receivable and other

Accounts receivable are recognized at realizable value, net of allowance for doubtful accounts. The realizable value, if any, of a long-term account receivable is determined by considering its present value. In addition, interest income from accounts receivable is recognized on an accrued basis, provided that the amount can be reliably measured and collection is probable.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

(f)	Inventories and cost of sales

PEMEX’s inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory, using the average cost formula. PEMEX includes fixed and indirect costs of production in the calculation of production cost. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs.

Cost of sales represents the cost of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the period.

Advances to suppliers are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

(g)	Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are measured at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, “Exploration for and Evaluation of Mineral Resources” (“IFRS 6”), in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable. Otherwise, the costs of drilling the exploratory well are charged to exploration expense. Other expenditures on exploration are recognized as exploration expenses as they are incurred.

Items of wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells, in accordance with IAS 16, “Property, Plant and Equipment” (“IAS 16”).

The cost of finance projects that require large investments or financing incurred for specific projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other finance costs are recognized in the statement of comprehensive income in the period in which they are incurred.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

The cost of self-constructed assets includes interest on financing, the cost of materials and direct labor as well as any other costs directly attributable to the commissioning. In some cases the cost also includes the cost of dismantling and removal.

Expenditures related to the construction of wells, pipelines, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, the costs are transferred to the respective component of wells, pipelines, plant and equipment and depreciation or amortization begins.

The costs of major maintenance, general repairs or replacement of a component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of the day-to-day servicing of wells, pipelines, properties, plant and equipment are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells is determined based on the estimated commercial life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the year, with quarterly updates for new development investments.

Depreciation of other elements of wells, pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

The value of property subject to finance leases is included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of properties, plant and equipment are also recognized in the line item as wells, pipelines, properties, plants and equipment.

The costs of minor maintenance and repairs of a component of an item of properties, plant and equipment are recognized in the statement of comprehensive income as they are incurred.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

The estimated useful lives and annual rates of depreciation of significant items of wells, pipelines, properties, plant and equipment are as follows:

Asset	Useful life (years)	Rate %
Buildings	35	3
Pipelines	35	3
Offshore transportation equipment	25	4
Offshore Platforms	25	4
Plants	25	4
Drilling equipment	20	5
Furniture and equipment	10	10
Machinery	10	10
Tools	10	10
Devices and instruments	10	10
Telecommunications equipment	10	10
Land transportation equipment	5	20
Medical instruments and equipment	4	25
Computers equipment	4	25
Environmental control equipment	4	25

(h)	Crude oil and natural gas reserves

Under the Mexican Constitution and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos Law, Pemex-Exploration and Production has the exclusive right to extract these reserves and to sell the resulting production, but the reserves are not registered for accounting purposes since they are not owned by PEMEX. Pemex-Exploration and Production estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended (“Rule 4-10(a)”), and where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the “SPE”) as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

(i)	Impairment of non-financial assets

The carrying amounts of PEMEX’s non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset exceeds the recoverable amount, PEMEX records an impairment charge in its statement of comprehensive income.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

The recoverable amount is defined as the higher of the fair value minus the cost of sales and the use value. Value in use is the discounted present value of the future cash flows expected to arise from the continuing use of an asset, and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit if such participants were acting in their best economic interest.

A cash-generating unit is the smallest identifiable group of assets which can generate cash inflows independently from other assets or groups of assets. In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined by adjusting the fair value, which is based on the proved and probable reserves, for the risk factor associated with such reserves.

Impairment losses are recognized in the statement of comprehensive income. If an impairment loss subsequently improves, and such improvement is greater than the carrying value of the asset and appears to be permanent, the impairment loss recorded previously is reversed only up to the amount of the previously recognized impairment loss.

(j)	Intangible assets

Intangible assets acquired separately are measured at the time the initial cost of acquisition is recognized. After the initial recognition, intangible assets are measured at their acquisition cost, less (i) accumulated amortization, measured using the straight-line method during the estimated useful life of the intangible asset and (ii) accumulated impairment.

Rights-of-way and easements are amortized over the contract period or over the remaining life of the fixed asset or property to which they pertain, whichever is lower.

(k)	Leases

The determination of whether an agreement is or contains a lease is based on the content of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant interest rate for the outstanding liability. The finance costs are recognized in the statement of comprehensive income.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Operating lease payments that do not transfer to PEMEX substantially all the risks and benefits of ownership of the leased asset are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease. Operating lease payments that do transfer to PEMEX substantially all the risks and benefits of ownership are instead capitalized and treated as under the paragraph above.

(l)	Provisions

PEMEX recognizes provisions where, as a result of a past event, PEMEX has incurred a legal or contractual obligation for which the transfer of an asset is probable and the amount of such transfer is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period costs.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, including those related to the retirement of properties, plant, equipment and their components, but excluding those related to the retirement of wells, are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indeterminate useful life due to the potential for maintenance and repairs, and, accordingly, PEMEX lacks sufficient information to reasonably determine the date on which they will be dismantled.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and dismantlement for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

(m)	Employee benefits

PEMEX operates a defined benefit pension plan under which it makes contributions to a fund that is administrated separately. PEMEX recognizes the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive result for the period in which they occur.

The costs of prior services are recognized within profit or loss for the period in which they are incurred.

PEMEX’s net obligation with respect to the defined benefit plan equals the present value of the defined benefit obligation less the fair value of plan assets. The value of any asset is limited to the present value of available reimbursements and reductions in future contributions to the plan.

In addition, seniority premiums payable for disability are recognized within other long-term employee benefits. Any actuarial gains and losses are recognized in profit or loss for the period.

Termination benefits are recognized in profit or loss for the period in which they are incurred.

(n)	Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production and revenues from oil, gas and refined products.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

The special tax laws to which PEMEX is subject are as follows:

•	Derecho ordinario sobre hidrocarburos (Ordinary Hydrocarbons Duty, or “DOSH”)

•	Derecho sobre hidrocarburos para el fondo de estabilización (Hydrocarbons Duty for the Stabilization Fund)

•	Derecho extraordinario sobre la exportación de petróleo crudo (Extraordinary Duty on Crude Oil Exports)

•	Derecho para la investigación científica y tecnológica en materia de energía (Duty for Scientific and Technological Research on Energy)

•	Derecho para la fiscalización petrolera (Duty for Oil Monitoring)

•	Derecho sobre la extracción de hidrocarburos (Extraction of Hydrocarbons Duty)

•	Derecho especial sobre hidrocarburos (Special Hydrocarbons Duty)

•	Derecho adicional sobre hidrocarburos (Additional Duty on Hydrocarbons)

•	Derecho para regular y supervisar la exploración y explotación de hidrocarburos (Duty to regulate and supervise the exploration and exploitation of hydrocarbons, or “Hydrocarbons Exploration Tax”)

•	Impuesto a los rendimientos petroleros (Hydrocarbon Income Tax, or “IRP”)

Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta (Income Tax Law) or the Ley del Impuesto Empresarial a Tasa Única (Flat Rate Business Tax, or “IETU”).

Special Tax on Production and Services (“IEPS Tax”)

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer’s price, freight costs, commissions and the region in which the respective product is sold.

Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the IRP and income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these unaudited condensed consolidated interim financial statements.

(o)	Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

(p)	Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment. PEMEX therefore records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point and PEMEX records sales revenue upon delivery.

PEMEX recognizes revenues for services at the time that the related services are rendered.

(q)	Presentation of consolidated statements of comprehensive income

The costs and expenses shown in PEMEX’s consolidated statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX’s operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

Cost of sales

Cost of sales represents the cost of inventories at the time of sale. Cost of sales includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

Transportation, distribution and administrative expenses

Transportation, distribution and administrative expenses are costs in connection to the storage and delivery of products, as well as costs related to PEMEX’s administrative personnel, such as depreciation, personnel related expenses and operating expenses associated with these activities.

Other revenues, net

Other revenues consists primarily of income received due to the “negative” IEPS Tax rate.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Finance cost, net

Finance cost is comprised of interest income and expenses and the valuation effects of financial instruments, minus any portion of the finance cost that is capitalized.

(r)	Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to principal management on a segmented basis and is assessed by PEMEX’s management in order to allocate resources and assess the profitability of the segments.

(s)	Changes in accounting policies and disclosure

The new IFRS and the interpretations and revisions described below apply to annual periods beginning on or after January 1, 2013.

IFRS 10, Consolidated Financial Statements

IFRS 10 defines the principle of control, establishes control as the basis for consolidation and sets outs the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes both IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27”) and SIC-12, “Consolidation—Special Purpose Entities”. The adoption of IFRS 10 did not have any effect on PEMEX’s financial statements.

IFRS 11, Joint Arrangements (“IFRS 11”)

IFRS 11, which supersedes IAS 31, “Joint Ventures”, outlines the accounting practices for entities that agree to jointly control an arrangement. Arrangements subject to joint control are classified as either a joint operation or a joint venture. IFRS 11 sets forth that investments in joint ventures should be recognized using the equity method and no longer allows for the application of the proportionate consolidation method. The adoption of IFRS 11 did not have any effect on PEMEX’s financial statements.

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 establishes the disclosure requirements relating to investments in subsidiaries, joint ventures, associates and/or unconsolidated structured entities. The adoption of IFRS 12 did not have any effect on PEMEX’s financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

IFRS 13, Fair Value Measurement (“IFRS 13”)

IFRS 13 defines fair value, establishes a framework for measurement and requires disclosure about fair value measurements. However, it does not set forth additional requirements or prohibitions on the use of fair value. The adoption of IFRS 13 did not have any effect on PEMEX’s financial statements.

IAS 27 (Revised), Separate Financial Statements (“IAS 27 Revised”)

IAS 27 Revised supersedes IAS 27, and is now limited to only setting the standards to be applied in accounting for investments in subsidiaries, joint ventures, associates and structured entities within separate (nonconsolidated) financial statements. The general requirements for the aforementioned entities remain substantially unchanged under IAS 27 Revised. The adoption of IAS 27 (Revised) did not have any effect on PEMEX’s financial statements.

NOTE 4—SEGMENT FINANCIAL INFORMATION:

PEMEX’s primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, conducted through six business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, Pemex-Petrochemicals, the Trading Companies (as defined below) and Corporate and Other Subsidiary Companies. Management makes decisions related to the operations of the consolidated business along these six strategic lines. Due to PEMEX’s structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for the segments are as described below:

•

Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as from the export of crude oil through the Trading Companies (as defined below). Export sales are made through the PMI CIM to approximately 24 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex-Refining and PMI Trading.

•

Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining’s sales are to third parties and occur within the domestic market. The entity sells a significant portion of its fuel oil production to the Comisión Federal de Electricidad (Federal Electricity Commission, or “CFE”) and jet fuel to Aeropuertos y Servicios Auxiliares (the Airports and Auxiliary Services Agency). Pemex-Refining’s most important products are different types of gasoline.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

•

Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of ethane and butane gas.

•

Pemex-Petrochemicals is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products. The majority of Pemex-Petrochemicals’ revenues comes from methane derivatives, ethane derivatives and aromatics and derivatives.

•

The trading companies, which consist of PMI NASA, PMI CIM, MGAS and PMI Trading (the “Trading Companies”), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.

•	The Corporate and Other Subsidiary Companies provide administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX’s entities and companies.

The following tables present the unaudited condensed financial information of these segments, including unrealized intersegment gain (loss) and consolidation eliminations. These reporting segments are those which PEMEX’s management evaluates in its analysis of PEMEX.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

As of / for the period ended March 31, 2013:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies		Intersegment Eliminations		Total
Sales
Trade	Ps.	—	Ps.	173,651,857	Ps.	33,078,664	Ps.	7,288,023	Ps.	179,999,660	Ps	—	Ps.	—	Ps.	394,018,204
Intersegment		320,246,611		17,526,198		16,498,112		2,505,731		97,500,282		14,588,176		(468,865,110)		—
Services income		—		934,828		269,482		—		208,805		1,126,023		(303,162)		2,235,976
Cost of sales		(77,859,666)		(250,138,404)		(46,313,641)		(9,626,934)		(273,886,872)		(794,960)		454,778,351		(203,842,126)

Gross income (loss)		242,386,945		(58,025,521)		3,532,617		166,820		3,821,875		14,919,239		(14,389,921)		192,412,054
Other revenues		5,484,247		34,893,601		(110,927)		115,891		101,957		107,133		(18,171)		40,573,731
General expenses		(11,200,315)		(15,500,628)		(3,470,875)		(3,565,907)		(392,049)		(11,782,379)		14,443,659		(31,468,494)

Operating income (loss)		236,670,877		(38,632,548)		(49,185)		(3,283,196)		3,531,783		3,243,993		35,567		201,517,291
Finance cost—Net		(8,055,165)		(4,735,308)		1,004,631		154,548		(324,301)		(2,080,623)		(34,506)		(14,070,724)
Exchange gain—Net		25,678,470		2,971,317		124,378		2,238		60,461		3,740,475		—		32,577,339
Profit (loss) sharing in non-consolidated companies, associates and others		38,877		—		142,008		—		(429,406)		2,222,475		(2,212,018)		(238,064)
Taxes and duties		(221,978,477)		—		(843,498)		(8,846)		(1,031,157)		(311,976)		—		(224,173,954)

Net income (loss)		32,354,582		(40,396,539)		378,334		(3,135,256)		1,807,380		6,814,344		(2,210,957)		(4,388,112)
Total current assets		596,520,489		297,761,638		102,035,559		78,017,610		105,869,282		489,649,423		(1,353,631,176)		316,222,825
Permanent investments in shares of non-consolidated companies, associates and others		1,021,196		409,266		3,821,199		—		6,695,162		370,740,956		(367,506,203)		15,181,576
Wells, pipelines, properties, plant and equipment		1,281,602,557		235,677,835		103,111,732		40,901,597		281,726		10,235,861		—		1,671,811,308
Total assets		1,890,735,072		535,535,697		209,477,080		119,392,980		119,291,415		1,534,684,989		(2,374,270,110)		2,034,847,123
Total current liabilities		187,224,553		380,508,629		24,131,233		6,755,539		78,763,732		911,371,669		(1,345,669,655)		243,085,700
Long-term debt		629,075,376		23,484,229		1,018,290		175,966		3,018,659		655,842,441		(646,634,881)		665,980,080
Employee benefits		418,697,988		435,885,029		97,759,985		129,046,186		1,364,232		225,453,810		—		1,308,207,230
Total liabilities		1,299,154,596		849,554,104		147,422,312		136,235,933		85,335,109		1,803,012,144		(2,006,774,567)		2,313,939,631
Total equity (Deficit)		591,580,476		(314,018,407)		62,054,768		(16,842,953)		33,956,306		(268,327,155)		(367,495,543)		(279,092,508)
Depreciation and amortization		31,502,991		2,667,064		1,655,176		624,292		18,454		170,787		—		36,638,764
Net cost for the period of employee benefits		9,746,197		9,965,568		2,365,751		2,957,051		45,792		5,607,963		—		30,688,322
Acquisition of fixed assets		44,638,150		4,140,138		820,842		1,376,022		—		106,200		—		51,081,352

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

For the period ended March 31, 2012:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies		Intersegment Eliminations		Total

Sales
Trade	Ps.	—	Ps.	165,973,384	Ps.	29,659,351	Ps.	7,925,503	Ps.	206,091,921	Ps.	—	Ps.	—	Ps.	409,650,159
Intersegment		349,545,551		17,657,170		17,905,783		1,592,488		105,819,606		15,631,007		(508,151,605)		—
Services income		—		1,020,360		228,530		—		172,915		543,704		(290,194)		1,675,315
Cost of sales		(65,705,346)		(254,810,389)		(45,062,523)		(7,143,045)		(309,430,942)		(768,942)		494,921,777		(187,999,410)

Gross income (loss)		283,840,205		(70,159,475)		2,731,141		2,374,946		2,653,500		15,405,769		(13,520,022)		223,326,064
General expenses		(10,180,152)		(13,795,993)		(3,193,034)		(3,238,456)		(316,421)		(9,859,486)		13,737,794		(26,845,748)
Other revenues		526,026		53,916,959		86,316		73,012		101,986		74,347		(172,914)		54,605,732

Operating income (loss)		274,186,079		(30,038,509)		(375,577)		(790,498)		2,439,065		5,620,630		44,858		251,086,048
Finance cost—Net		(5,582,161)		(3,718,582)		616,591		(178,681)		(1,157,596)		1,420,176		(47,482)		(8,647,735)
Exchange gain—Net		34,568,587		3,330,062		289,099		31,480		(60,077)		6,221,831		—		44,380,982
Profit (loss) sharing in non-consolidated companies, associates and others		69,847		—		(30,590)		—		123,208		31,740,551		(31,739,201)		163,815
Taxes and duties		(244,518,308)		(293,231)		303,498		(4,587)		(321,537)		(1,752,141)		—		(246,586,306)

Net income (loss)		58,724,044		(30,720,260)		803,021		(942,286)		1,023,063		43,251,047		(31,741,825)		40,396,804
Depreciation and amortization		28,047,125		2,604,364		1,936,024		671,317		14,794		162,609		—		33,436,233
Net cost for the period of employee benefits		7,526,007		7,549,809		1,742,864		2,212,768		23,947		4,335,264		—		23,390,659
Acquisition of fixed assets		33,856,789		3,842,318		522,720		755,900		—		1,178,100		—		40,155,827

Year ended December 31, 2012:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies		Intersegment Eliminations		Total
Total current assets	Ps.	558,119,361	Ps.	284,541,363	Ps.	98,911,204	Ps.	78,807,571	Ps.	113,000,751	Ps.	486,513,401	Ps.	(1,301,751,526)	Ps.	318,142,125
Permanent investments in shares of non-consolidated companies, associates and others		982,320		409,266		3,751,219		—		7,527,734		382,969,842		(378,388,786)		17,251,595
Wells, pipelines, properties, plant and equipment		1,268,551,020		234,415,129		104,165,805		40,945,932		225,166		10,431,033		—		1,658,734,085
Total assets		1,836,007,172		520,567,164		207,224,542		120,216,927		127,859,809		1,549,109,628		(2,336,802,346)		2,024,182,896
Total current liabilities		167,466,913		330,225,909		23,617,986		6,478,390		87,534,727		913,204,611		(1,292,724,887)		235,803,649
Long-term debt		633,350,725		24,050,812		1,119,845		185,303		2,351,037		661,796,313		(650,236,440)		672,617,595
Employee benefits		412,306,417		429,583,865		96,139,228		127,012,099		1,347,909		222,151,241		—		1,288,540,759
Total liabilities		1,276,781,279		794,166,012		145,426,752		133,924,623		94,597,039		1,808,776,162		(1,958,423,121)		2,295,248,746
Total Equity (Deficit)		559,225,893		(273,598,848)		61,797,790		(13,707,696)		33,262,770		(259,666,534)		(378,379,225)		(271,065,850)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

PEMEX’s management measures the performance of the entities based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the consolidated financial information. For certain of the items in these unaudited condensed consolidated interim financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX’s operating segments, before intersegment eliminations:

As of / for the period ended March 31, 2013:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies
Sales:
By segment	Ps.	320,248,857	Ps.	193,011,061	Ps.	49,801,545	Ps.	9,785,206	Ps.	277,417,854	Ps.	15,714,199
Less unrealized intersegment sales		(2,246)		(898,178)		44,713		8,548		290,893		—

Total consolidated sales	Ps.	320,246,611	Ps.	192,112,883	Ps.	49,846,258	Ps.	9,793,754	Ps.	277,708,747	Ps.	15,714,199

Operating income (loss):
By segment		237,835,839		(25,336,132)		(157,872)		(2,960,946)		3,587,927		3,243,993
Less unrealized intersegment sales		(2,246)		(898,178)		44,713		8,548		290,894		—
Less unrealized gain due to production cost valuation of inventory		2,187		(12,398,238)		63,974		(330,798)		(347,038)		—
Less capitalized refined products		(1,194,648)		—		—		—		—		—
Less amortization of capitalized interest		29,745		—		—		—		—		—

Total consolidated operating income (loss)	Ps.	236,670,877	Ps.	(38,632,548)	Ps.	(49,185)	Ps.	(3,283,196)	Ps.	3,531,783	Ps.	3,243,993

Net income (loss):
By segment		33,519,544		(27,100,123)		269,647		(2,813,006)		1,863,523		21,489,284
Less unrealized intersegment sales		(2,246)		(898,178)		44,713		8,548		290,894		—
Less unrealized gain due to production cost valuation of inventory		2,187		(12,398,238)		63,974		(330,798)		(347,037)		—
Less capitalized refined products		(1,194,648)		—		—		—		—		—
Less equity method for unrealized profits		—		—		—		—		—		(14,674,940)
Less amortization of capitalized interest		29,745		—		—		—		—		—

Total consolidated net income (loss)	Ps.	32,354,582	Ps.	(40,396,539)	Ps.	378,334	Ps.	(3,135,256)	Ps.	1,807,380	Ps.	6,814,344

Assets:
By segment		1,902,729,182		611,754,670		212,407,041		122,162,279		122,285,392		1,549,359,929
Less unrealized intersegment sales		—		(4,419,930)		(958,022)		(7,654)		(2,102,134)		—
Less unrealized gain due to production cost valuation of inventory		(11,692)		(71,799,043)		(1,971,939)		(2,761,645)		(891,843)		—
Less capitalized refined products		(9,394,573)		—		—		—		—		—
Less equity method for unrealized profits		—		—		—		—		—		(14,674,940)
Less amortization of capitalized interest		(2,587,845)		—		—		—		—		—

Total consolidated assets	Ps.	1,890,735,072	Ps.	535,535,697	Ps.	209,477,080	Ps.	119,392,980	Ps.	119,291,415	Ps.	1,534,684,989

Liabilities:
By segment		1,299,154,596		849,554,104		147,422,312		136,235,933		83,232,975		1,803,012,144
Less unrealized gain due to production cost valuation of inventory		—		—		—		—		2,102,134		—

Total consolidated liabilities	Ps.	1,299,154,596	Ps.	849,554,104	Ps.	147,422,312	Ps.	136,235,933	Ps.	85,335,109	Ps.	1,803,012,144

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

For the period ended March 31, 2012:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies
Sales:
By segment	Ps.	349,545,551	Ps.	184,500,295	Ps.	47,433,339	Ps.	9,536,044	Ps.	313,949,669	Ps.	16,174,711
Less unrealized intersegment sales		—		150,619		360,325		(18,053)		(1,865,227)		—

Total consolidated sales	Ps.	349,545,551	Ps.	184,650,914	Ps.	47,793,664	Ps.	9,517,991	Ps.	312,084,442	Ps.	16,174,711

Operating income (loss):
By segment		275,814,133		(29,023,064)		(1,197,073)		(1,484,905)		2,272,616		5,620,630
Less unrealized intersegment sales		—		150,619		360,325		(18,053)		(1,865,227)		—
Less unrealized gain due to production cost valuation of inventory		(460)		(1,166,064)		461,171		712,460		2,031,676		—
Less capitalized refined products		(1,657,339)		—		—		—		—		—
Less amortization of capitalized interest		29,745		—		—		—		—		—

Total consolidated operating income (loss)	Ps.	274,186,079	Ps.	(30,038,509)	Ps.	(375,577)	Ps.	(790,498)	Ps.	2,439,065	Ps.	5,620,630

Net income (loss):
By segment		60,359,510		(29,704,815)		(18,475)		(1,636,693)		856,614		44,386,055
Less unrealized intersegment sales		—		150,619		360,325		(18,053)		(1,865,227)		—
Less unrealized gain due to production cost valuation of inventory		(460)		(1,166,064)		461,171		712,460		2,031,676		—
Less capitalized refined products		(1,657,339)		—		—		—		—		—
Less equity method for unrealized profits		(7,412)		—		—		—		—		(1,135,008)
Less amortization of capitalized interest		29,745		—		—		—		—		—

Total consolidated net income (loss)	Ps.	58,724,044	Ps.	(30,720,260)	Ps.	803,021	Ps.	(942,286)	Ps.	1,023,063	Ps.	43,251,047

Year ended December 31, 2012:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies
Assets:
By segment		1,846,831,001		583,489,721		210,263,190		122,663,976		130,797,643		1,543,192,334
Less unrealized intersegment sales		—		(4,419,930)		(958,022)		(7,654)		(2,102,134)		—
Less unrealized gain due to production cost valuation of inventory		(11,633)		(58,502,627)		(2,080,626)		(2,439,395)		(835,700)		—
Less capitalized refined products		(8,199,925)		—		—		—		—		—
Less equity method for unrealized profits		5,319		—		—		—		—		5,917,294
Less amortization of capitalized interest		(2,617,590)		—		—		—		—		—

Total consolidated assets	Ps.	1,836,007,172	Ps.	520,567,164	Ps.	207,224,542	Ps.	120,216,927	Ps.	127,859,809	Ps.	1,549,109,628

Liabilities:
By segment		1,276,781,279		794,166,012		145,426,752		133,924,623		96,699,173		1,808,776,162
Less unrealized gain due to production cost valuation of inventory		—		—		—		—		(2,102,134)		—

Total consolidated liabilities	Ps.	1,276,781,279	Ps.	794,166,012	Ps.	145,426,752	Ps.	133,924,623	Ps.	94,597,039	Ps.	1,808,776,162

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

NOTE 5—CASH AND CASH EQUIVALENTS:

As of March 31, 2013 and December 31, 2012, cash and cash equivalents were as follows:

	March 31,		December 31,
	2013		2012

Cash on hand and in banks	Ps.	79,711,731	Ps.	76,201,010
Marketable securities		31,324,170		43,033,881

	Ps.	111,035,901	Ps.	119,234,891

NOTE 6—ACCOUNTS, NOTES RECEIVABLE AND OTHER:

As of March 31, 2013 and December 31, 2012, accounts, notes receivable and other receivables were as follows:

	March 31,		December 31,
	2013		2012
Export costumers	Ps.	43,751,702	Ps.	40,717,458
Domestic customers		64,402,915		53,355,711
Negative IEPS Tax pending to be credit		16,725,258		11,833,727
Tax credits		12,609,202		13,420,166
Sundry debtors		9,861,315		5,652,405
Employee and officers		4,622,086		4,773,466
Insurance claims		1,413,566		1,440,337
Advances to suppliers		2,010,841		1,801,231
Other		14,900		15,010

	Ps.	155,411,785	Ps.	133,009,511

NOTE 7—INVENTORIES:

As of March 31, 2013 and December 31 2012, inventories were as follows:

	March 31, 2013		December 31, 2012
Crude oil, refined products, derivatives and petrochemicals products	Ps.	39,215,270	Ps.	51,058,073
Materials and products in stock		5,090,673		5,755,367
Materials and products in transit		7,944		34,130

	Ps.	44,313,887	Ps.	56,847,570

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

NOTE 8—AVAILABLE-FOR-SALE FINANCIAL ASSETS:

In 2011, PMI HBV acquired 57,204,240 shares of Repsol, S.A. (formerly known as Repsol YPF, S.A., “Repsol”) at a cost of Ps. 20,783,820, which represented approximately 4.69% of Repsol’s share capital. In addition to its direct legal and beneficial ownership of these shares, since 2008, PEMEX has entered into and renewed equity swaps with financial institutions pursuant to which PEMEX has obtained the economic and voting rights to an additional 58,679,799 Repsol shares, or approximately 4.80% of Repsol’s share capital. PEMEX’s direct holdings of Repsol shares, together with the economic and voting rights acquired through the equity swaps mentioned above, increased PEMEX’s overall voting and economic rights in Repsol to 9.49%. In addition, PEMEX holds one Repsol share through PMI-SES.

On June 19, 2012, Repsol approved a dividend program under which Repsol shareholders had the option to receive their pro rata portion of the dividend declared at the annual meeting in the form of either (i) new shares of Repsol or (ii) cash. On July 5, 2012, PMI HBV opted to receive its dividend in the form of 2,600,191 new Repsol shares, thereby increasing the total number of Repsol shares that it owned to 59,804,431.

As of March 31, 2013 and December 31, 2012, the investments in 59,804,431shares of Repsol were valued at Ps. 15,476,930 and Ps. 15,771,202, respectively. The effect of the valuation of the investment at fair value was recorded in other comprehensive result in the statement of changes in equity (deficit) as a gain of Ps. 270,941 at March 31, 2013 and a gain of Ps. 10,125,912 at December 31, 2012. In addition, PEMEX recorded dividend payments received from Repsol of Ps. 685,704 in the statements of comprehensive income at December 31, 2012.

In 2012, PMI NASA received 77 shares of LyondellBasell Industries N.V. (“LyondellBasell”), which were valued at Ps. 18, in lieu of the payment of a debt owed by LyondellBasell. As of March 31, 2013 and as of December 31, 2012, the market value of the LyondellBasell shares was Ps. 54 and Ps. 57, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

NOTE 9—PERMANENT INVESTMENTS IN SHARES OF NON-CONSOLIDATED COMPANIES, ASSOCIATES AND OTHERS:

The permanent investments in shares of non-consolidated companies, associates and others as of March 31, 2013 and December 31, 2012, were as follows:

	Percentage of Investment	March 31, 2013		December 31, 2012

Deer Park Refining Limited	50.00%	Ps.	6,589,177	Ps.	7,337,384
Gasoductos de Chihuahua, S. de R.L. de C.V.	50.00%		3,549,401		3,530,632
Compañía Mexicana de Exploraciones, S.A. de C.V.	60.00%		978,540		936,689
Frontera Brownsville, LLC	50.00%		506,791		535,653
Mexicana de Lubricantes, S. A. de C.V.	46.85%		409,266		509,265
Other—Net	Various		3,148,401		4,401,972

		Ps.	15,181,576	Ps.	17,251,595

Profit (loss) sharing in non-consolidated companies, associates and others:

	March 31,
	2013		2012
Deer Park Refining Limited	Ps.	(432,466)	Ps.	119,166
Gasoductos de Chihuahua, S. de R.L. de C.V.		548,765		221,148
Other—Net		(354,363)		(176,499)

	Ps.	(238,064)	Ps.	163,815

NOTE 10—OTHER ASSETS:

As of March 31, 2013 and December 31, 2012, the balance of other assets was as follows:

	March 31, 2013		December 31, 2012
Wells unassigned to a reserve	Ps.	8,149,716	Ps.	5,306,333
Payments in advance		3,034,244		3,290,756
Intangible assets		1,836,812		1,536,101
Long term documents receivable		1,049,447		1,307,123
Other		1,244,677		907,522

	Ps.	15,314,896	Ps.	12,347,835

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

NOTE 11—DEBT:

The Board approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Regulations to the Petróleos Mexicanos Law. These terms and conditions are promulgated in conformity with the guidelines approved by the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or the “SHCP”) for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to March 31, 2013, PEMEX participated in the following financing activities:

•	On January 22, 2013, the SHCP authorized the increase of the Petróleos Mexicanos’ Medium-Term Notes Program from U.S. $22,000,000 to U.S. $32,000,000.

•

On January 30, Petróleos Mexicanos issued U.S. $2,100,000 of its 3.500% Notes due 2023 under Petróleos Mexicanos’ U.S. $32,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	In January 2013, PMI Trading obtained and repaid a loan for U.S. $150,000 bearing interest at 1.0412%.

•	On February 28, 2013, PMI NASA obtained two loans for U.S. $34,500, each of which bears interest at 3.80% and matures on February 7, 2023.

•	On March 12, 2013, PMI NASA obtained a loan for U.S. $37,997 bearing interest at 3.8%, which matures on January 27, 2022.

•

On March 22, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 2,500,000 of Certificados Bursátiles due 2017 at a floating rate, which was a reopening of the securities issued on November 29, 2012. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	In March 2013, PMI Trading obtained and repaid a loan for U.S. $50,000 bearing interest at 1.4217%.

•	Between January 1 and March 31, 2013, PMI HBV obtained U.S. $3,382,000 from its revolving credit line and repaid U.S. $2,872,000.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

NOTE 12—PROVISIONS FOR SUNDRY CREDITS:

At March 31, 2013 and December 31, 2012, the provisions for sundry creditors were as follows:

	March 31, 2013		December 31, 2012
Provision for plugging of wells	Ps.	48,919,953	Ps.	48,153,062
Provision for litigation and claims in process		10,373,525		9,977,366
Provision for environmental costs		5,487,117		5,672,366

	Ps.	64,780,595	Ps.	63,802,794

NOTE 13—FINANCE COST:

At March 31, 2013 and 2012, the finance cost was as follows:

	March 31,
	2013		2012
Earnings by derivative financial instruments	Ps.	2,649,518	Ps.	5,139,048
Interest income		667,255		542,564
Interest expense		(8,738,374)		(8,648,328)
Expense by derivative financial instruments		(8,649,123)		(5,681,019)

	Ps.	(14,070,724)	Ps.	(8,647,735)

NOTE 14—CONTINGENCIES:

(a)	PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

As of March 31, 2013 and as of December 31, 2012, the reserve for environmental remediation expenses totaled Ps. 5,487,120 and Ps. 5,672,368, respectively. This reserve is included as part of the reserve for sundry creditors and others as a long-term liability in the statement of financial position.

(b)	PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of this date. As of March 31, 2013 and as of December 31, 2012, PEMEX had accrued a reserve of Ps. 10,373,525 and Ps. 9,977,365, respectively, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

•

In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA, without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On December 14, 2011, CONPROCA filed a motion before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor. On January 11, 2012, the ICA specified the amounts to be paid by the parties under the award; Pemex-Refining and Petróleos Mexicanos were ordered to pay U.S. $311,170 and CONPROCA was ordered to pay U.S. $29,050 (not including financial expenses or taxes). On July 27, 2012, Petróleos Mexicanos and Pemex-Refining filed a claim (No. 485/2012-VI) before the Juzgado Décimo Primero de Distrito en Materia Civil (Eleventh District Civil Court) in the Federal District requesting that the arbitration award be declared null and void. On September 21, 2012, Petróleos Mexicanos and Pemex-Refining filed a response to CONPROCA’s motion before the U.S. District Court, to which CONPROCA replied on October 19, 2012. On November 9, 2012, CONPROCA filed a motion before the U.S. District Court requesting a hearing, which as of the date of this report is still pending. On December 11, 2012, the Eleventh District Civil Court ordered CONPROCA to refrain from any attempt to execute the arbitration award in Mexico or abroad. CONPROCA responded to the claim before the Eleventh District Civil Court on January 18, 2013, and on March 7, 2013, the evidentiary stage before this Court concluded. As of the date of this report, a hearing before the Eleventh District Civil Court is still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

•

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim (No. 13613/CCO/JRF) before the ICA against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On December 16, 2009, the ICA issued an arbitration award requiring Pemex-Exploration and Production to pay U.S. $293,645 and Ps. 34,459, plus interest, to COMMISA, and also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion (No. 10-cv-00206-AKH) before the U.S. District Court for the Southern District of New York requesting the enforcement of the arbitration award in its favor. On November 2, 2010, the Court issued a judgment recognizing the award and Pemex-Exploration and Production was ordered to pay U.S. $355,864. On November 15, 2010, Pemex-Exploration and Production filed an appeal against this resolution before the Second Circuit Court of Appeals. Pemex-Exploration and Production deposited U.S. $395,009 in an account of the Court on December 30, 2010 as a guarantee. Previously, Pemex-Exploration and Production had filed a motion before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District, requesting that the arbitration award be declared null and void, which was granted on October 24, 2011. Based on this resolution, Pemex-Exploration and Production filed a motion before the Second Circuit Court of Appeals requesting that the judgment against Pemex-Exploration and Production be declared void, that the guarantee deposit be returned to Pemex-Exploration and Production and that the COMMISA request for enforcement be rejected. On February 16, 2012, the Second Circuit Court of Appeals granted Pemex-Exploration and Production’s motion, and vacated the U.S. District Court’s judgment and remanded the case to the U.S. District Court for reconsideration in light of the intervening decision of the Mexican court. COMMISA then requested that the arbitration award be confirmed. On May 10, 2012, July 12, 2012, September 5, 2012 and September 19, 2012, hearings were held before the U.S. District Court. In March 2013, Pemex-Exploration and Production and COMMISA held a meeting to discuss the actionable claims COMMISA may have before Mexican courts, as well as the possibility of reaching an out-of-court settlement. As of the date of this report, a final resolution is still pending.

•

In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production’s financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On August 24, 2011, the Tax Management Service filed its response. On October 12, 2011, Pemex-Exploration and Production requested that the Tax Management Service produce the complete file that it prepared while conducting its review of the financial statements. On August 1, 2012, the Third Regional Metropolitan Court requested that the Sala Superior (Superior Court) of the Tax and Administrative Federal Court review the claim due to the amount involved, which was notified to the parties on September 25, 2012. On November 27, 2012, the Court allowed Pemex-Exploration and Production to amend its claim. On January 18, 2013, Pemex-Exploration and Production filed a motion to amend its claim, which as of the date of this report has not been admitted by the Court.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

•

In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining’s financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On August 24, 2011, the Tax Management Service filed its response. On October 12, 2011, Pemex-Refining requested that the Tax Management Service produce the complete file that it prepared while conducting its review of the financial statements. On August 1, 2012, the Third Regional Metropolitan Court requested that the Superior Court of the Tax and Administrative Federal Court review the claim due to the amount involved, which was notified to the parties on September 25, 2012. On November 27, 2012, the Court allowed Pemex-Refining to amend its claim. On January 18, 2013, Pemex-Refining filed a motion to amend its claim, which as of the date of this report has not been admitted by the Court.

•

On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment facilities in the Reynosa Gas Processing Complex. On April 20, 2012, the evidentiary stage commenced and the parties filed their documentary evidence and experts’ opinions. The Court then appointed an expert in raw sewage on behalf of the plaintiffs, who was granted an extension to file his opinion. As of the date of this report, the trial continues to be in the evidentiary stage.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

•

In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the Juzgado Tercero de Distrito (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and non-payment by Pemex-Exploration and Production under the contract. On December 14, 2012, the plaintiffs filed documentary evidence, but the Court rejected their additional documentary evidence. On December 24, 2012 the Court admitted the additional documentary evidence that it had previously rejected. On January 18, 2013, Pemex-Exploration and Production filed an amparo (No. 105/2013) before the Juzgado Primero de Distrito (First District Court) in Tabasco against the resolution issued on December 24, 2012. This amparo was admitted on March 5, 2013. In a concurrent administrative proceeding, Pemex-Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (Seventh Regional Metropolitan Court) of the Tax and Administrative Federal Court on April 14, 2011 in connection with an administrative claim (No. 4957/11-17-07-1) filed by the plaintiffs seeking that Pemex-Exploration and Production’s termination of the public works contract be declared null and void. Pemex-Exploration and Production filed its response to the claim on June 13, 2011. On August 24, 2011, the Court admitted economic and financial evidence and ordered Pemex-Exploration and Production to appoint its experts. On June 29, 2012, Pemex-Exploration and Production filed its experts’ opinions. As of the date of this report, the participation of the independent experts is still pending. The pleading stage will begin once the evidentiary stage concludes.

•

On July 5, 2011, Pemex-Exploration and Production was summoned before the Juzgado Décimo Segundo de Distrito en Materia Civil (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V. for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. On August 5, 2011, Pemex-Exploration and Production filed a response to this claim. On August 22, 2011, the Court notified Pemex-Exploration and Production that the plaintiff had filed accountant and management expert opinions and ordered it to appoint its experts and file any necessary questionnaires. On January 2, 2013, Pemex-Exploration and Production’s experts filed their opinions with the Court. As of the date of this report, the trial is in the evidentiary stage.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

•

On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/11-11-02-6) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the Segunda Sala Regional Hidalgo-México (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking compensation in connection to the cancellation of its alleged petroleum rights concessions. On July 19, 2012, the Court rejected a motion filed by the defendants arguing that the court lacked jurisdiction, and notified the parties on August 23, 2012. On November 5, 2012, the Regional Court resumed the trial and, on December 11, 2012, summoned the Secretary of Energy, as Chairman of the Board of Petróleos Mexicanos, to appear before the Court. As of the date of this report, a response to this claim is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these unaudited condensed consolidated interim financial statements.

PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.

NOTE 15—SUBSEQUENT EVENTS:

During the period from April 1 to May 24, 2013, Petróleos Mexicanos did not participate in any financing activities.

Between April 1 and May 24, 2013, PMI HBV obtained U.S. $1,287,000 from its revolving credit line and repaid U.S. $1,615,000. As of May 24, 2013, the amount outstanding under this facility was U.S. $182,000.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

On May 24, 2013, the exchange rate was 12.3113 pesos per U.S. dollar, which represents a 0.35% appreciation of the value of the peso in dollar terms as compared to the exchange rate as of March 31, 2013, which was Ps. 12.3546 per U.S. dollar.

On May 23, 2013, the weighted average price of the crude oil exported by PEMEX was U.S. $97.13 per barrel, a decrease of 7.7% as compared to the average price as of March 31, 2013, which was U.S. $105.28 per barrel.

As of December 31, 2012 and as of May 24, 2013, PEMEX has valued and recorded the 59,804,431 Repsol shares acquired through PMI HBV as an available-for-sale financial asset. The market value of Repsol shares has increased approximately 15.6% from €15.335 per share as of December 31, 2012 to €17.725 per share as of May 24, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: July 9, 2013

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.